Exhibit 99.1

Contact for Media and Investors:

Juliet Yang

NetEase, Inc.

hzyangyy@corp.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Third Quarter 2016 Unaudited Financial Results

(Beijing - November 9, 2016) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2016.

“We maintained steady growth across each of our primary business lines in the third quarter with a continued focus on providing first-rate games and products to the expanding online market, both domestically and abroad,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Led by our online game services segment, our total net revenues increased 38.1% year-over-year with growth of 26.0% in online games services, 23.8% in advertising services, and 107.2% in our e-mail, e-commerce and others segment.”

“Ingenuity, quality and diversification have provided the cornerstones for our competitive edge. As the internet technology industry expands, we will keep pushing the boundaries with new and improved products. Our latest endeavors for our online game services include enhancing interactive communications among our mobile users, establishing virtual and augmented reality interfaces, as well as exploring other innovative gameplay options that offer exciting advances in how players experience and connect with our games.”

“There remains extensive opportunity in the thriving mobile game industry where we continue to introduce chart-topping games. During the third quarter we released a number of new games to add to our mobile portfolio that spans over 100 titles. Our latest mobile 3D game Onmyoji was an instant success, surpassing our expectations. Onmyoji quickly became one of the top-grossing games in China’s iOS app store for both the iPhone and iPad following its release in early September. Our Fantasy Westward Journey and Westward Journey Online mobile games and the mobile version of New Ghost also remained popular in the third quarter. Additionally, we launched mobile games such as Tianxia III mobile, OverOcean and Audition Mobile in the third quarter, followed by HIT, a stunning new ARPG, in October, and are planning to bring our mobile players exciting, original titles in the near-term with games such as Heroes of Tang Dynasty Mobile, Demon Seals Mobile and Land of Glory.”

“Our classic PC-client games also maintained a steady presence in the third quarter with the launch of new expansion packs for games including Fantasy Westward Journey Online (formerly named Fantasy Westward Journey II), New Westward Journey Online II, New Westward Journey Online III, Heroes of Tang Dynasty Zero, Revelation and New Ghost. New expansion packs for Kung Fu Master II and Demon Seals were released recently. In the coming months we plan to launch new expansion packs for games including Tianxia III and Heroes of Tang Dynasty Zero.”

“Blizzard Entertainment’s Overwatch® and Hearthstone®: Heroes of Warcraft™ with its new adventure: One Night in Karazhan™, continued to gain favor among Chinese audiences in the third quarter, demonstrating the universal strength of these world renowned brands. Similarly, the latest expansion pack for Blizzard’s World of Warcraft®, Legion™, has garnered considerable attention from players in China, surpassing our expectations since its September 1 release in mainland China.”

“Supported by our industry leading Mobile News App and diversified mobile products, and high profile events such as the 2016 Summer Olympics, we are creating attractive options for our advertising partners. In the third quarter, our advertising services revenues grew sequentially and year-over-year with the automobile, internet services and telecommunications sectors as our top performing verticals. Additionally, our Kaola.com e-commerce offering continues to grow at a healthy pace. While our primary focus is on direct merchandise sales, we also look forward to maximizing the value of complementary services that extend the reach of this platform.”

“We believe that there remain significant growth opportunities for NetEase. By utilizing the strength of our experience as industry veterans and our strong R&D capabilities, our products and services continue to evolve and help shape the market. With an eye toward innovation, we build this value across our businesses not only for our players, but for all of our customers, partners and investors,” Mr. Ding concluded.

Third Quarter 2016 Financial Results

Net Revenues

Net revenues for the third quarter of 2016 were RMB9,211.6 million (US$1,381.4 million), compared to RMB8,952.8 million and RMB6,671.8 million for the preceding quarter and the third quarter of 2015, respectively.

Net revenues from online games were RMB6,568.0 million (US$984.9 million) for the third quarter of 2016, compared to RMB6,438.3 million and RMB5,212.9 million for the preceding quarter and the third quarter of 2015, respectively.

Net revenues from advertising services were RMB563.3 million (US$84.5 million) for the third quarter of 2016, compared to RMB531.1 million and RMB454.9 million for the preceding quarter and the third quarter of 2015, respectively.

Net revenues from e-mail, e-commerce and others were RMB2,080.4 million (US$312.0 million) for the third quarter of 2016, compared to RMB1,983.4 million and RMB1,004.0 million for the preceding quarter and the third quarter of 2015, respectively.

Gross Profit

Gross profit for the third quarter of 2016 was RMB5,333.6 million (US$799.8 million), compared to RMB5,280.4 million and RMB3,849.3 million for the preceding quarter and the third quarter of 2015, respectively.

The year-over-year increase in online games gross profit was primarily driven by increased revenue contribution from mobile games such as the Westward Journey Online mobile game, the mobile version of New Ghost and Blizzard Entertainment’s Overwatch and World of Warcraft.

The year-over-year and quarter-over-quarter increases in advertising services gross profit were primarily attributable to strong demand from advertisers and NetEase’s monetization efforts for its mobile applications, primarily its Mobile News App.

The year-over-year and quarter-over-quarter increases in e-mail, e-commerce and others gross profit was primarily due to increased revenue contribution from NetEase’s e-commerce business.

Gross Profit Margin

Gross profit margin for the online games business for the third quarter of 2016 was 65.0%, compared to 66.2% and 67.9% for the preceding quarter and the third quarter of 2015, respectively. The year-over-year decrease in gross profit margin was mainly due to increased revenue contribution from mobile games and licensed games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online games revenues. The quarter-over-quarter decrease in gross profit margin was mainly due to increased revenue contribution from licensed games.

Gross profit margin for the advertising services business for the third quarter of 2016 was 65.3%, compared to 65.5% and 67.6% for the preceding quarter and the third quarter of 2015, respectively. The year-over-year decrease in gross profit margin was mainly due to higher staff-related costs and content purchase costs.

Gross profit margin for the e-mail, e-commerce and others business for the third quarter of 2016 was 33.5%, compared to 33.8% and 0.1% for the preceding quarter and the third quarter of 2015, respectively. The year-over-year increase in gross profit margin was primarily attributable to the business development and the gross profit margin improvement of NetEase’s certain e-commerce businesses.

Operating Expenses

Total operating expenses for the third quarter of 2016 were RMB2,487.0 million (US$372.9 million), compared to RMB2,232.5 million and RMB1,761.2 million for the preceding quarter and the third quarter of 2015, respectively. The year-over-year and quarter-over-quarter increases in operating expenses were mainly due to higher staff-related costs resulting from an increase in headcount, average compensation, research and development investments and selling and marketing expenses.

Income Taxes

The Company recorded a net income tax charge of RMB427.2 million (US$64.1 million) for the third quarter of 2016, compared to RMB262.7 million and RMB399.2 million for the preceding quarter and the third quarter of 2015, respectively. The effective tax rate for the third quarter of 2016 was 13.3%, compared to 8.6% and 17.1% for the preceding quarter and the third quarter of 2015, respectively. The year-over-year and quarter-over-quarter changes in the effective tax rate was mainly due to the fact that certain subsidiaries of the Company were approved as Key Software Enterprises in the second quarter of 2016 and subject to a preferential tax rate of 10% for 2015. The Company recognized the related tax credits in the second and third quarters of 2016. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income After Tax

Net income attributable to the Company’s shareholders for the third quarter of 2016 totaled RMB2.7 billion (US$410.9 million), compared to RMB2.7 billion and RMB1.9 billion for the preceding quarter and the third quarter of 2015, respectively. Non-GAAP net income attributable to the Company’s shareholders[1] for the third quarter of 2016 totaled RMB3.0 billion (US$452.5 million), compared to RMB3.2 billion and RMB2.1 billion for the preceding quarter and the third quarter of 2015, respectively.

During the third quarter of 2016, the Company had a net foreign exchange gain of RMB14.8 million (US$2.2 million), compared to net foreign exchange gains of RMB77.3 million and RMB66.5 million for the preceding quarter and the third quarter of 2015, respectively. The net foreign exchange gains were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$3.13 and US$3.11, respectively, for the third quarter of 2016. The Company reported basic and diluted earnings per ADS of US$3.11 and US$3.09, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$2.15 and US$2.13, respectively, for the third quarter of 2015. Non-GAAP basic and diluted earnings per ADS were US$3.45 and US$3.42, respectively, for the third quarter of 2016, compared to non-GAAP basic and diluted earnings per ADS of US$3.68 and US$3.66, respectively, in the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$2.34 and US$2.32, respectively, for the third quarter of 2015.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses and impairment on investment. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Quarterly Dividend

The board of directors has approved a dividend of US$0.78 per ADS for the third quarter of 2016, which is expected to be paid on December 2, 2016 to shareholders of record as of the close of business on November 25, 2016.

NetEase paid a dividend of US$0.73 per ADS for the first quarter of 2016 on June 3, 2016 and US$0.78 per ADS for the second quarter of 2016 on September 9, 2016.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of September 30, 2016, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB32.1 billion (US$4.8 billion), compared to RMB26.8 billion as of December 31, 2015. Cash flow generated from operating activities was RMB3.7 billion (US$559.3 million) for the third quarter of 2016, compared to RMB3.3 billion and RMB2.2 billion for the preceding quarter and the third quarter of 2015, respectively.

Share Repurchase Program

On September 1, 2015, the Company announced that its board of directors approved a new share repurchase program of up to US$500 million of the Company’s outstanding ADSs for a period not to exceed 12 months. NetEase funded repurchases made under this program from available working capital. As of August 31, 2016, the last day of such program, the Company had repurchased approximately 1.5 million ADSs for approximately US$205.3 million under this program.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.6685 on September 30, 2016 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2016, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, November 9, 2016 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, November 10, 2016). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-888-240-9267 (international: 1-913-312-0686), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 8790682#. The replay will be available through November 23, 2016.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone®: Heroes of Warcraft™, Diablo III®: Reaper of Souls™, Heroes of the Storm™, Overwatch® or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce services may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses and impairment on investment. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses and impairment on investment, which are non-cash charges or non-recurring in nature. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses and impairment on investment have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	September 30,	September 30,
	2015	2016	2016
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	6,071,487	4,481,803	672,086
Time deposits	14,593,291	15,662,874	2,348,785
Restricted cash	2,192,634	1,559,899	233,920
Accounts receivable, net	2,614,149	2,661,949	399,183
Prepayments and other current assets	3,513,275	4,355,399	653,130
Short-term investments	5,013,499	10,715,276	1,606,850
Deferred tax assets	410,589	428,591	64,271
Total current assets	34,408,924	39,865,791	5,978,225

Non-current assets:
Property, equipment and software, net	2,092,046	2,162,822	324,334
Land use right, net	238,878	591,960	88,770
Deferred tax assets	24,685	26,056	3,907
Time deposits	1,110,000	1,210,000	181,450
Restricted cash	1,200,000	3,260,000	488,866
Other long-term assets	2,082,897	2,538,794	380,714
Total non-current assets	6,748,506	9,789,632	1,468,041
Total assets	41,157,430	49,655,423	7,446,266

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	700,600	762,187	114,297
Salary and welfare payables	920,982	786,573	117,953
Taxes payable	736,214	1,055,490	158,280
Short-term loans	2,272,760	3,005,010	450,628
Deferred revenue	4,651,750	5,526,633	828,767
Accrued liabilities and other payables	2,218,330	2,957,789	443,546
Deferred tax liabilities	166,787	267,711	40,146
Total current liabilities	11,667,423	14,361,393	2,153,617

Long-term payable:
Deferred tax liabilities	81,434	47,287	7,091
Other long-term payable	84,974	200	30
Total liabilities	11,833,831	14,408,880	2,160,738

Total NetEase, Inc.’s equity	29,240,083	35,003,190	5,249,035
Noncontrolling interests	83,516	243,353	36,493
Total shareholders’ equity	29,323,599	35,246,543	5,285,528

Total liabilities and shareholders’ equity	41,157,430	49,655,423	7,446,266

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2015	2016	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	5,212,912	6,438,279	6,568,016	984,932
Advertising services	454,883	531,116	563,271	84,467
E-mail, e-commerce and others	1,003,994	1,983,428	2,080,358	311,968
Total net revenues	6,671,789	8,952,823	9,211,645	1,381,367

Total cost of revenues	(2,822,522)	(3,672,473)	(3,878,071)	(581,551)

Gross profit	3,849,267	5,280,350	5,333,574	799,816

Selling and marketing expenses	(817,940)	(1,169,523)	(1,275,073)	(191,208)
General and administrative expenses	(319,713)	(336,675)	(391,655)	(58,732)
Research and development expenses	(623,523)	(726,253)	(820,246)	(123,003)
Total operating expenses	(1,761,176)	(2,232,451)	(2,486,974)	(372,943)

Operating profit	2,088,091	3,047,899	2,846,600	426,873
Other income/(expenses):
Investment income/ (expenses), net	24,995	(231,627)	99,679	14,948
Interest income, net	140,399	117,858	162,145	24,315
Exchange gains, net	66,483	77,270	14,807	2,220
Other, net	10,133	35,425	99,387	14,904

Net income before tax	2,330,101	3,046,825	3,222,618	483,260
Income tax	(399,163)	(262,651)	(427,177)	(64,059)

Net income after tax	1,930,938	2,784,174	2,795,441	419,201
Net income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(49,035)	(63,566)	(55,423)	(8,311)
Net income attributable to the Company’s shareholders	1,881,903	2,720,608	2,740,018	410,890

Earnings per share, basic	0.57	0.83	0.84	0.13
Earnings per ADS, basic	14.31	20.75	20.90	3.13
Earnings per share, diluted	0.57	0.82	0.83	0.12
Earnings per ADS, diluted	14.22	20.62	20.73	3.11

Weighted average number of ordinary shares outstanding, basic	3,288,829	3,277,884	3,277,540	3,277,540
Weighted average number of ADS outstanding, basic	131,553	131,115	131,102	131,102
Weighted average number of ordinary shares outstanding, diluted	3,308,156	3,298,971	3,304,995	3,304,995
Weighted average number of ADS outstanding, diluted	132,326	131,959	132,200	132,200

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2015	2016	2016	2016	2016
	RMB	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,930,938	2,501,642	2,784,174	2,795,441	419,201
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	46,693	64,148	76,809	89,905	13,482
Impairment loss for investments	—	—	266,659	—	—
Share-based compensation cost	168,190	205,614	233,277	277,265	41,578
(Reversal of)/ allowance for provision for doubtful debts	(3,050)	(624)	2,645	10,329	1,549
(Gains)/ losses on disposal of property, equipment and software	(21)	(4)	1,638	(404)	(61)
Unrealized exchange (gains)/ losses	(61,483)	28,906	(95,078)	(22,477)	(3,371)
Deferred income taxes	16,261	(18,062)	49,846	49,766	7,463
Net equity share of loss from associated companies	20,774	16,528	30,318	2,917	437
Fair value changes of short-term investments	(41,623)	(53,437)	(70,058)	(85,413)	(12,808)
Changes in operating assets and liabilities:
Accounts receivable	(164,331)	197,291	(76,623)	(181,029)	(27,147)
Prepayments and other current assets	(364,226)	(360,727)	(566,484)	71,458	10,716
Accounts payable	146,195	257,966	(184,894)	13,156	1,973
Salary and welfare payables	(40,219)	(128,371)	133,655	(139,693)	(20,948)
Taxes payable	100,165	356,632	(157,372)	120,128	18,014
Deferred revenue	302,082	(69,092)	351,833	592,143	88,797
Accrued liabilities and other payables	145,587	94,348	506,469	136,456	20,462
Net cash provided by operating activities	2,201,932	3,092,758	3,286,814	3,729,948	559,337

Cash flows from investing activities:
Purchase of property, equipment and software	(193,595)	(244,114)	(262,090)	(165,535)	(24,823)
Proceeds from sale of property, equipment and software	252	526	903	552	83
Purchase of other intangible assets	(256)	—	—	(2,429)	(364)
Purchase of land use right	(37,654)	—	(60)	—	—
Net change in short-term investments with terms of three months or less	(715,849)	(1,823,812)	1,146,451	(365,269)	(54,775)
Purchase of short-term investments	(2,050,000)	(1,604,000)	(5,395,000)	(3,440,000)	(515,858)
Proceeds from maturities of short-term investments	865,424	1,938,493	2,392,993	1,657,273	248,523
Investment in associated companies	(30,000)	—	—	(363,586)	(54,523)
Transfer from/ (to) restricted cash	58,475	(217,885)	(364,046)	(845,328)	(126,764)
Placement/rollover of matured time deposits	(5,156,889)	(3,160,893)	(3,638,198)	(6,750,017)	(1,012,224)
Proceeds from maturities of time deposits	6,384,015	3,562,570	2,936,840	5,966,100	894,669
Net change in other assets	(28,910)	3,011	(135,589)	(222,456)	(33,359)
Net cash used in investing activities	(904,987)	(1,546,104)	(3,317,796)	(4,530,695)	(679,415)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2015	2016	2016	2016	2016
	RMB	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans	1,468,128	2,272,760	2,261,420	3,005,008	450,627
Payment of short-term bank loans	(1,468,128)	(2,272,760)	(2,261,420)	(2,320,920)	(348,042)
Capital contribution from noncontrolling interests shareholders	—	4	—	—	—
Repurchase of shares	(132,192)	(466,972)	(732,130)	—	—
Dividends paid to shareholders	(369,845)	(552,756)	(617,059)	(683,826)	(102,546)
Net cash (used in)/ provided by financing activities	(502,037)	(1,019,724)	(1,349,189)	262	39

Effect of exchange rate changes on cash held in foreign currencies	85,302	(13,884)	52,798	25,128	3,768
Net increase/ (decrease) in cash and cash equivalents	880,210	513,046	(1,327,373)	(775,357)	(116,271)
Cash and cash equivalents, beginning of the period	5,389,872	6,071,487	6,584,533	5,257,160	788,357
Cash and cash equivalents, end of the period	6,270,082	6,584,533	5,257,160	4,481,803	672,086

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	241,807	393,048	166,922	417,623	62,626
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	95,365	133,160	172,059	179,662	26,942

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2015	2016	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	5,212,912	6,438,279	6,568,016	984,932
Advertising services	454,883	531,116	563,271	84,467
E-mail, e-commerce and others	1,003,994	1,983,428	2,080,358	311,968
Total net revenues	6,671,789	8,952,823	9,211,645	1,381,367

Cost of revenues:
Online game services	(1,672,306)	(2,176,988)	(2,299,455)	(344,824)
Advertising services	(147,368)	(183,305)	(195,376)	(29,298)
E-mail, e-commerce and others	(1,002,848)	(1,312,180)	(1,383,240)	(207,429)
Total cost of revenues	(2,822,522)	(3,672,473)	(3,878,071)	(581,551)

Gross profit:
Online game services	3,540,606	4,261,291	4,268,561	640,108
Advertising services	307,515	347,811	367,895	55,169
E-mail, e-commerce and others	1,146	671,248	697,118	104,539
Total gross profit	3,849,267	5,280,350	5,333,574	799,816

Gross profit margin:
Online game services	67.9%	66.2%	65.0%	65.0%
Advertising services	67.6%	65.5%	65.3%	65.3%
E-mail, e-commerce and others	0.1%	33.8%	33.5%	33.5%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:        The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.6685 on the last trading day of September 2016 (September 30, 2016) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:        Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2015	2016	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	77,891	105,421	127,344	19,096
Operating expenses
- Selling and marketing expenses	9,041	13,229	13,743	2,061
- General and administrative expenses	29,858	54,645	67,613	10,139
- Research and development expenses	51,400	59,982	68,565	10,282

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2015	2016	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	1,881,903	2,720,608	2,740,018	410,890
Add: Share-based compensation	168,190	233,277	277,265	41,578
Impairment on investment	—	266,659	—	—
Non-GAAP net income attributable to the Company’s shareholders	2,050,093	3,220,544	3,017,283	452,468

Non-GAAP earnings per share, basic	0.62	0.98	0.92	0.14
Non-GAAP earnings per ADS, basic	15.58	24.56	23.01	3.45
Non-GAAP earnings per share, diluted	0.62	0.98	0.91	0.14
Non-GAAP earnings per ADS, diluted	15.49	24.41	22.82	3.42